# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549
# FORM C
# UNDER THE SECURITIES ACT OF 1933

## Form C: Offering Statement

**Name of issuer:**

The Armored Citizen, LLC. d/b/a Citizen Armor

**Legal status of issuer:**

 **Form:**

 Limited Liability Company

 **Jurisdiction of Incorporation/Organization:**

 Utah

 **Date of organization:**

 May 19, 2017

**Physical address of issuer:**

150 N Draper Ln,
Provo, UT 84601

**Website of issuer:**

https://www.citizenarmor.com

**Name of intermediary through which the offering will be conducted:**

Mr. Crowd

**CIK number of intermediary:**

0001666102

**SEC file number of intermediary:**

7-42

**CRD number:**

284278

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:**

1. The issuer shall pay the intermediary a fee equal to one percent (1%) of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

**Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**
No.

**Type of security offered:**
Membership Units

**Target number of securities to be offered:**
50,000

**Price (or method for determining price):**
$1

**Target offering amount:**
$50,000

**Oversubscriptions accepted:**
Yes.

**If yes, disclose how oversubscriptions will be allocated:**
First-come, first-served basis

**Maximum offering amount:**
$1,000,000

**Deadline to reach the target offering amount:**
31 Dec 2019

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

**Current number of employees:**
10

|  | **Most recent fiscal year-end:** | **Prior fiscal year-end:** |
|---|---|---|
| **Total Assets:** | 17,455 | 0 |
| **Cash & Cash Equivalents** | 360 | 0 |
| **Accounts Receivable:** | 0 | 0 |
| **Short-term Debt:** | 37,158 | 0 |
| **Long-term Debt:** | 0 | 0 |
| **Revenues/Sales** | 362,296 | 0 |
| **Cost of Goods Sold:** | 197,073 | 0 |
| **Taxes Paid:** | 8,848 | 0 |
| **Net Income:** | (19,703) | 0 |

**Using the list below, select the jurisdictions in which the issuer intends to offer the securities:**
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

# Offering Statement

**Important:**
**Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.**

## FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- expected growth of and changes in the body armor industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the body armor industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the body armor industry;
- growth of, and risks inherent in, the body armor industry in the United States;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

## DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

**"Affiliate"** means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to The Armored Citizen, LLC. shall include any joint venture in which The Armored Citizen, LLC. holds directly or indirectly a twenty percent (20%) or greater ownership interest.

**"Business Day"** means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

**"Board"** means the board of directors of The Armored Citizen, LLC.

**"Company "** means The Armored Citizen, LLC.

**"Funding Portal "** means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

**"Investor"** means any person who subscribes the Units.

**"Issuer"** means The Armored Citizen, LLC.

**"Ksdaq"** means Ksdaq Inc, the intermediary through which the Offering will be conducted.

**"Membership Unit Subscription Agreement"** means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Units.

**"Mr. Crowd"** means the name under which Ksdaq Inc. conducts its business.

**"Offering"** means the offering or selling of the Units in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

**"Purchaser"** means any person who purchased the Units.

**"SEC"** means the United States Securities and Exchange Commission.

**"Subscriber"** means any person who subscribes the Units.

**"Units"** means the Membership Unit of The Armored Citizen, LLC.

## THE COMPANY

**1. Name of issuer:**

The Armored Citizen, LLC.

## ELIGIBILITY

**2. The issuer certifies that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**3. The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.**

The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

# DIRECTORS AND OFFICERS

**DIRECTORS**
**4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

**Name:** Aaron Gilbert                    **Dates of Board Service: May 2017**

**Principal Occupation:**
President/CEO of The Armored Citizen, LLC.

**Employer:**
*The Armored Citizen, LLC. d/b/a Citizen Armor*
Citizen Armor is in the business of developing, manufacturing and selling armored products to legal and law-abiding citizens.  Products include bullet resistant backpack inserts, concealed vests, tactical vests, vehicle glass, building glass and other related products.

*May 2017 to Present*
President/CEO

**Business Experience:**
The Armored Citizen, LLC. - 2017 to Present
ATEK Defense Systems, LLC. - 2017 to Present
Advanced Recon, LLC. - 2013 to Present

Aaron Gilbert co-founded Advanced Recon, LLC in 2013 and served as its President. Advanced Recon is a Federal Firearms Licensed Dealer offering more than 13,000 various firearms and other related products.  In addition, Mr. Gilbert is a certified NRA Firearms Instructor and Range Safety Officer.  He teaches Concealed Carry Courses and Firearm Safety Courses.

In 2017, Mr. Gilbert founded The Armored Citizen and ATEK Defense Systems and serves as its President and CEO.  ATEK Defense Systems is in the business of developing, manufacturing and selling armored products to law enforcement, military and private security firms.  Mr. Gilbert is involved in all aspects of the business; organization, marketing, finance, as well as product design, ordering and patenting.

**Name:** Omer Godinet                                    **Dates of Board Service: May 2017**

**Principal Occupation:**
Vice President of The Armored Citizen, LLC.

**Employer:**
*The Armored Citizen, LLC. d/b/a Citizen Armor*
Citizen Armor is in the business of developing, manufacturing and selling armored products to legal and law-abiding citizens.  Products include bullet resistant backpack inserts, concealed vests, tactical vests, vehicle glass, building glass and other related products.

*May 2017 to Present*
Vice President

**Business Experience:**
The Armored Citizen, LLC. - 2017 to Present
ATEK Defense Systems, LLC. - 2017 to Present
Omer G Electronics and Repairs, LLC. - 2008 to 2017

Mr. Godinet serves as Vice President and in charge of developing, manufacturing and managing the production of ATEK's armored products.  These included bullet resistant backpack inserts, concealed vests, tactical vests, vehicle glass, building glass and other related products.  He currently manages and supervises multiple employees involved in the production process. Mr. Godinet is responsible for developing, building and supervising the manufacturing process for all Citizen Armor products.  He has also been involved with research and development of several products for Citizen Armor.  He has supervised and managed up to 30 production employees since being in this position.

In 2008, Mr. Godinet started his own business selling, installing, and servicing various Car Audio and Home Audio systems including alarms, cameras, gates, and doors. Mr. Godinet has a degree from BYU in Electronics and is a Certified Master Electrician and Certified Appliance Repairman. His company also repaired TVs, Radios, and many other electronic devices.  He has hired and supervised over 20 people.

**OFFICERS:**

**5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:**

**Name:** Aaron Gilbert

**Principal Occupation:**
President/CEO of The Armored Citizen, LLC.

**Employer:**
*The Armored Citizen, LLC. d/b/a Citizen Armor*
Citizen Armor is in the business of developing, manufacturing and selling armored products to legal and law-abiding citizens. Products include bullet resistant backpack inserts, concealed vests, tactical vests, vehicle glass, building glass and other related products.

*May 2017 to Present*
President/CEO

**Business Experience:**
The Armored Citizen, LLC. - 2017 to Present
ATEK Defense Systems, LLC. - 2017 to Present
Advanced Recon, LLC. - 2013 to Present

Aaron Gilbert co-founded Advanced Recon, LLC in 2013 and served as its President. Advanced Recon is a Federal Firearms Licensed Dealer offering more than 13,000 various firearms and other related products. In addition, Mr. Gilbert is a certified NRA Firearms Instructor and Range Safety Officer. He teaches Concealed Carry Courses and Firearm Safety Courses.

In 2017, Mr. Gilbert founded The Armored Citizen and ATEK Defense Systems and serves as its President and CEO. ATEK Defense Systems is in the business of developing, manufacturing and selling armored products to law enforcement, military and private security firms. Mr. Gilbert is involved in all aspects of the business; organization, marketing, finance, as well as product design, ordering and patenting.

**Name:** Omer Godinet

**Principal Occupation:**
Vice President of The Armored Citizen, LLC.

**Employer:**
*The Armored Citizen, LLC. d/b/a Citizen Armor*
Citizen Armor is in the business of developing, manufacturing and selling armored products to legal and law-abiding citizens.  Products include bullet resistant backpack inserts, concealed vests, tactical vests, vehicle glass, building glass and other related products.

*May 2017 to Present*
Vice President

**Business Experience:**
The Armored Citizen, LLC. - 2017 to Present
ATEK Defense Systems, LLC. - 2017 to Present
Omer G Electronics and Repairs, LLC. - 2008 to 2017

Mr. Godinet serves as Vice President and in charge of developing, manufacturing and managing the production of ATEK's armored products.  These included bullet resistant backpack inserts, concealed vests, tactical vests, vehicle glass, building glass and other related products.  He currently manages and supervises multiple employees involved in the production process. Mr. Godinet is responsible for developing, building and supervising the manufacturing process for all Citizen Armor products.  He has also been involved with research and development of several products for Citizen Armor.  He has supervised and managed up to 30 production employees since being in this position.

In 2008, Mr. Godinet started his own business selling, installing, and servicing various Car Audio and Home Audio systems including alarms, cameras, gates, and doors. Mr. Godinet has a degree from BYU in Electronics and is a Certified Master Electrician and Certified Appliance Repairman. His company also repaired TVs, Radios, and many other electronic devices.  He has hired and supervised over 20 people.

**Name:** Sandra Gilbert

**Principal Occupation:**
Secretary of The Armored Citizen, LLC.

**Employer:**
*The Armored Citizen, LLC. d/b/a Citizen Armor*
Citizen Armor is in the business of developing, manufacturing and selling armored products to legal and law-abiding citizens.  Products include bullet resistant backpack inserts, concealed vests, tactical vests, vehicle glass, building glass and other related products.

*May 2017 to Present*
Secretary

**Business Experience:**
The Armored Citizen, LLC. - 2017 to Present
Advanced Recon, LLC. - 2013 to Present

Sandra Gilbert co-founded Advanced Recon, LLC in 2013 and served as its Secretary. Advanced Recon is a Federal Firearms Licensed Dealer offering more than 13,000 various firearms and other related products. Mrs. Gilbert has been acting as the company Secretary in charge of organizing the corporate documents and keeping minutes at all corporate meetings.  In addition, Mrs. Gilbert has managed the processing of all firearm transactions including shipping and receiving of firearms, record keeping of customer records and processing all customer background checks.

Mrs. Gilbert has been acting as the Company Secretary of Citizen Armor in charge of organizing the corporate documents and keeping minutes at all corporate meetings.  In addition, Mrs. Gilbert is a Project Manager in charge of various R&D products including the RTG Armored Backpack. She has taken this product from conception to production.

# PRINCIPAL SECURITY HOLDERS

**6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering** |
|---|---|---|
| Aaron K Gilbert and Sandra A Gilbert[1] | ● The Armored Citizen, LLC is 95.56%[2] owned by ATEK Corp, a Utah corporation.<br>● ATEK Corp is 95.89% owned by Vizun Group, LLC, an Alaska limited liability company.<br>● Vizun Group, LLC is 99% owned by Kilipaki Trust.<br>● The Trustee and primary beneficiary of Kilipaki Trust is Aaron K Gilbert and Sandra A Gilbert. | 90.72%[3] |



Aaron K Gilbert and Sandra A Gilbert
Trustee and primary beneficiary
Kilipaki Trust
99%
Vizun Group, LLC
(an Alaska limited liability company)
95.89%
ATEK Corp.
(a Utah corporation)
95.56%2 (8,600,000 Membership Units)
Armored Citizen, LLC
(The Issuer, a Utah limited liability company)
Issued Membership Units: 8,600,000
Issued Membership Unit Warrants: 400,000


[1] Sandra A Gilbert is the wife of Aaron K Gilbert

[2] The percentage of Armored Citizen, LLC (the Issuer) owned by ATEK Corp. is calculated based on the total outstanding voting equity securities prior to offering, i.e. 9,000,000 Membership Units, which is equal to the sum of the total number of Membership Units issued (8,600,000) and the total number of Membership Unit Warrants issued (400,000).

[3] The percentage of voting power is calculated based on the total outstanding voting equity securities prior to offering, which is equal to 9,000,000, as calculated in footnote 2 above.

*\* The issuer certified that the above information is be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*\*\* To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

# BUSINESS AND ANTICIPATED BUSINESS PLAN

**7.  The business of the issuer and the anticipated business plan of the issuer.**

Please refer to *Appendix A - Business and Anticipated Business Plan.*

# RISK FACTORS

**Important:**
**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

**8. The material factors that make an investment in the issuer speculative or risky:**

Please refer to *Appendix B - Risk Factors.*

# THE OFFERING

## 9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

## 10. The use the proceeds of this offering is described as follows:

### If Target Offering Amount ($50,000) Sold:

The proceeds will be used to fund the following items:

- Nationwide Marketing campaign
- Complete R&D on Zarmatus custom clothing line to take to market
- Hire additional staff and employees necessary to build products and ship them.
- Grow operations sufficient to handle large scale orders.
- Establish Distributor and Dealer networks both domestically and internationally.

### If Maximum Amount ($1,000,000) Sold:

The proceeds will be used to fund the following items in a greater scale:

- Nationwide Marketing campaign
- Complete R&D on Zarmatus custom clothing line to take to market
- Hire additional staff and employees necessary to build products and ship them.
- Grow operations sufficient to handle large scale orders.
- Establish Distributor and Dealer networks both domestically and internationally.

# TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

## 11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of Units the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/u/desktop/qPortfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with by a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

## 12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on  the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline.  Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

# OWNERSHIP AND CAPITAL STRUCTURE

## The Offering

**13. Describe the terms of the securities being offered.**

| | |
|---|---|
| Funding Target | $50,000 |
| Maximum Target | $1,000,000 |
| Pre-money Valuation | $8,600,000 |
| Equity Offered | 0.58% - 10.42% |
| Securities Type | Membership Units |
| Regulation | Regulation CF |
| Closing Date | 31 Dec 2019 |

**Unit Price** **$1.00**

**Units Offered**
50,000 - 1,000,000

**Units Issued After Offering**
8,650,000 - 9,600,000

Please also refer to *Appendix C - Membership Unit Subscription Agreement.*

**14. Do the securities offered have voting rights?**
Yes.

**15. Are there any limitations on any voting or other rights identified above?**
No.

**16. How may the terms of the securities being offered be modified?**
If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification

disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

## Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

> (1) to the issuer;
> (2) to an accredited investor;
> (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
> (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
>
> NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Membership Units | 10,000,000 | 8,600,000 | YES | NO |
| Membership Unit Warrants | - | 400,000 | YES if fully exercised | NO |

**18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

Securities being offered are the same as the security identified above. However, purchasers should note that of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

**19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**
No.

**20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?**
The principal shareholders identified in Question 6 above have the majority of the voting rights of the issuer. The Purchasers (the "Investors") of the securities offered, as holders of Membership Units with a minority voting rights, may not have enough voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

**21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

---

**Important Disclaimer:**
**As the Issuer is a company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the Issuer's Membership Units is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.**

**We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.**

---

## Valuation of Our Membership Units

**Discounted Cash Flow Analysis.** The valuation of the membership units of The Armored Citizen, LLC as of March 31, 2018, which was based on the DCF method under the income approach.

The Management performed a discounted cash flow (or DCF) analysis of the present value of the unlevered cash flows that the Management estimated Citizen Armor would generate over fiscal years 2018 through 2023 and the estimated terminal value calculated by applying price-to-earnings multiple of 16x 2024 estimated income. The projected unlevered cash flows and estimated terminal value were then discounted to present value using a discount rate of 15%.

**Utilizing the DCF method as discussed above, the Management concluded that the valuation of The Armored Citizen, LLC based on the DCF technique was $8,682,070. Hence, the valuation of each membership unit:**

*On a non-fully diluted basis (8,600,000 issued membership units):*

**$8,682,070 / 8,600,000 =  $1.0095 per share**

*On a fully diluted basis (8,600,000 issued membership units + 400,000 issued membership unit warrants):*
**$8,682,070 / 9,000,000 = 0.965 per share**

**Future Valuation of Our Membership Units.** Our board of directors may use the following approaches to determine the value of our Membership Units in the future:
- Discounted cash flow valuation based on future earnings
- Market valuations of companies comparable to us
- Valuations by independent third parties

**22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?**
- Purchasers (Purchasers) of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as membership units holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- Although the Purchasers of the securities offered are entitled voting rights, as minority shareholders, they may not have enough voting power to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

**23. What are the risks to purchasers associated with corporate actions:**
    **a. Additional Issuances of Securities**
    Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

    **b. Issuer Repurchases of Securities**
    The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the

repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative to the resale price of the securities thereafter.

c.   **A Sale of the Issuer or of Assets of the Issuer**
Although as Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d.   **Transactions with Related Parties**
Transactions with related parties are transactions between the Issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

## 24. Describe the material terms of any indebtedness of the issuer:

A related Company (ATEK Defense Systems, LLC.) owned by the same shareholder (Aaron Gilbert) has provided to the Company revolving line of credit in the amount of $200,000 pursuant to an agreement dated May 20, 2017. The line of credit bears interest at 4% per annum and provides for advances on an as needed basis. The note provides that the lender can call the note due and payable upon notice. The unpaid balance of the note payable was $37,158 as of December 31,2017.

| Current Liabilities: | |
| --- | --- |
| Notes payable – related party | $37,158 |
| Total current liabilities | 37,158 |

## 25. What other exempt offerings has the issuer conducted within the past three years?
N/A

## 26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

a.   **any director or officer of the issuer;**

b.   **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

    c.   **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

    d.   **any immediate family member of any of the foregoing persons.**

Yes. A related Company (ATEK Defense Systems, LLC) owned by the same shareholder (Aaron Gilbert) has provided to the Company revolving line of credit in the amount of $200,000 pursuant to an agreement dated May 20, 2017. The line of credit bears interest at 4% per annum and provides for advances on an as needed basis. The note provides that the lender can call the note due and payable upon notice. The unpaid balance of the note payable was $37,158 as of December 31,2017.

# FINANCIAL CONDITION OF THE ISSUER

**27. Does the issuer have an operating history?**
Yes. The Armored Citizen, LLC. was incorporated on May 19, 2017 and started to operate since May 19, 2017. The following financial figures are showing only operating history from May 19, 2017 to December 31, 2017.

**28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

*The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."*

**IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED.**

*Revenue*
Revenue from May 19, 2017 to December 31, 2017 was $362,296.

*Cost of goods sold and Operating Expenses*
*Cost of goods sold*
Our cost of goods sold consists primarily of cost of producing, storing, and maintaining body armor products, expenses associated with the production, raw material, delivery and distribution of our products.

Cost of goods sold from May 19, 2017 to December 31, 2017 was $197,073.

Our total operating expenses from May 19, 2017 to December 31, 2017 was $184,926.

These include expenses related to the operation of our business such as facility equipment depreciation, rental expenses, salaries and wages, research and development, taxes and licenses, automobile expenses and professional fees.

### *Net Income and Cash flows*
Net Loss from May 19, 2017 to December 31, 2017 was $19,703.

During the same fiscal year, cash flow from operating activities was $17,903. The cash flow used by investing activities was $18,895, which was due to the purchase of leasehold improvements. Cash flow from financing activities was $37,058, as receiving proceeds from issuance of notes payable.

Our historical results and cash flows are not representative of what investors should expect in the future.

### *Research and development*
Research and development includes the costs in developing new products and improving existing products. We expense substantially all of our research and development costs as they are incurred.

Research and development in from May 19, 2017 to December 31, 2017 was $4,398 which made up 2.38% of our total operating expenses.

### *Liquidity and Capital Resources*
Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled $360 as of December 31, 2017.

We are seeking a minimum of $50,000 in this offering,  which would improve the Company's liquidity and balance sheet, and allow us to run marketing campaigns and fund further R&Ds. However, whether or not receiving these funds and any other additional funds is not necessary to the viability of the business in the next 12 months if there is no sudden or unexpected changes or factors which will adversely affect our business. For a detailed discussion of risk factors, please refer to the Risk Factors Section in Appendix B.

We will, from time to time, look for all the different sources of financing available for our business, including equity and debt financings.

# FINANCIAL INFORMATION

**29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Please refer to *Appendix D - Financial Statements and Review Report.*

**30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

**(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No

**(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No

**(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or**

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

**(i) at the time of the filing of this offering statement bars the person from:**
**(A) association with an entity regulated by such commission, authority, agency or officer?**
No

**(B) engaging in the business of securities, insurance or banking?**
No

**(C) engaging in savings association or credit union activities?**
No

**(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**
No

**(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**

**(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
No

**(ii) places limitations on the activities, functions or operations of such person?**
No

**(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?**
No

**(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

**(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
No

**(ii) Section 5 of the Securities Act?**
No

**(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
No

**(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
No

**(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**
No

# OTHER MATERIAL INFORMATION

**31. In addition to the information expressly required to be included in this Form, include:**
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

# ONGOING REPORTING

**32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:**

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
https://citizenarmor.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:
   a.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e.   the issuer liquidates or dissolves its business in accordance with state law.

**SIGNATURE**
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

*Aaron K Gilbert*

_____
[Signature Code: OjVGiZQe8N6F2PjhE6MPxm3OnaZpYiAv6sjo2c12tZ7iwbMjEpfloPgp6_4Y9lTVBjbpemGzVjYVonAuKnMWOOPMD8SkQ-K9DHxESppKKx4]

**Aaron Gilbert**
**President & CEO**
**The Armored Citizen, LLC.**
**Date: 25 Jun 2019**

# Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

# The Armored Citizen, LLC

(DBA Citizen Armor)

*Using advanced technologies to better protect you...*

## Business Plan
Prepared May 2018

### Contact Information
Aaron Gilbert
aaron@citizenarmor.com
801-758-0588
www.citizenarmor.com
1422 Calpac Ave.
Spanish Fork, UT 84660, United States

# Table of Contents

# Executive Summary

## Opportunity

### Problem

Based on current events with random shootings becoming common place, safety is quickly moving up the ladder as a major priority. Civilians are increasing their desire to protect themselves and their families.

Unfortunately, many people including many gun dealers think that it is illegal for citizens to own body armor.

The Second Amendment states we have the right to protect ourselves and our families. Many people instantly refer the word "protection" as only having a gun, but wouldn't it make sense to include having protection against guns as part of that right as well? Private ownership of body armor by legal law abiding citizens is not normally seen as a Second Amendment right, but it should be.

Even though our law enforcement agencies do a great job, they are not able to be everywhere at once. The problem is when an emergency is happening, there is no time to wait for police to show up. If you don't have protection with you, it is probably too late and there is nothing they can do.

The primary challenge that Soft Body Armor has is it tends to be bulky, stiff, expensive and not very convenient for the everyday person to wear. Because of the above mentioned limitations and the fact that people have the perception that it's illegal, the market for civilian armor products is in its infancy. After a great deal of research by being in the market, we feel the market for civilian security clothing and products is very large and only has a few competitors even trying to get into it.

### Solution

Citizen Armor has been very aggressive in developing specialty products for civilian's everyday use. Citizen Armor has licensing agreements to numerous patents and unique intellectual property that will help make Citizen Armor very competitive.

Citizen Armor has products that can be worn everyday under and/or over clothing as well as inserts that go in backpacks, briefcases, purses and other carrying devices. We also have a fully deployable Modular Backpack product. Also, we have our T-Shield vest which is a light weight, breathable armor that covers vital areas and can be worn underneath existing clothing, and more.

We have become extremely good at finding niches in the marketplace that have not being fulfilled and then develop products/services that meet them.

We have several products that are in the R&D process and part of the proceeds of this funding will help bring those projects to market.

## Market

Civilians have slightly different needs than full time law enforcement officers. Even though we carry many of the same products that you would find in law enforcement we specialize in products that are convenient, light weight, concealable and practical for the everyday civilian.

The Civilian market is still very much in it's infancy. Many still don't realize that armor can be legally owned by law abiding citizens. We find that as we educate individuals we always get sales. We have some unique products that the average civilian would want to own.

One part of the civilian market we believe we can get a large foothold in, is the preparedness market. It is estimated that more than 68 million Americans have purchased survival gear considering recent events and natural disasters (*resource: Finder.com/doomsday-prepper-statistics*). With that said a very small portion of these individuals have armor due to the fact most of them believe its illegal for civilians to own armor. With the right education we believe this is a very large "untapped" market.

We feel that the market to gun owners is probably one of our largest markets. The dealers who sell guns and ammunition have direct access to literally millions of gun owners. There are nearly 80,000 FFL gun dealers in the United States. We are planning to set up a nationwide gun dealer distribution channel in the US. Our goal is to educate them, give them the materials and tools they need to market and sell our products.

School Children (1-12 & college). Since the recent shootings, political unrest, mobs after a natural disaster and who knows what else, parents are finding their own ways to protect themselves and their children. Every time there is a shooting reported in the country our sales have spiked. We believe with national television, press releases, additional marketing and a nationwide dealer network we can tap a large percentage of this market as well.

Security companies are another area we feel we will shine. There are more private security personnel in the country than there are law enforcement personnel.

Police departments and military are good markets, but there is so much competition that we don't consider this our major market. If your dealers and reps want to sell to law enforcement, we have the NIJ Certification that will allow them to do so.

Marketing efforts of the company will be focused on utilizing multiple streams of sales that are common in other industries. These will consist of establishing a strong distributor network and gun dealers that have already established relationships with our desired demographic customers.

## Competition

There are other companies that are currently doing somewhat similar things in the market place. These companies are usually small and only sell online with no dealer network. Some of these competitors can be found by just searching for body armor for civilians. During the Florida shooting in February of 2018 many of these companies including Citizen Armor sold many armored backpack inserts. Some of these companies also sell to law enforcement agencies as well as civilians.

## Why Us?

What makes us unique is the fact that we are not satisfied with status "status quo". We feel like if we are doing what everyone else is doing the best we can be is second. We love what we do and that should tell you that we will make this a super success.

We have a desire to be the best Armor company in the marketplace, and willing to do what others won't.

The other factor that will make a major difference is the fact we have a fantastic research and development team that has an incredible ability to find solutions to problems and can bring them to market.

# Expectations

## Marketing Forecast

Recently we were watching a national news television channel. The announcer after talking about a school shooting, a mall shooting, a riot, international bombings and an assassination of a public dignitary, took a deep breath and made the statement, "**Wow, It Looks Like This Is The New Norm**!" With that statement on National Television it would suggest that we have the beginning of a very big market.

Citizen Armor has been and is currently selling products through several channels including; www.infowars.com, www.concealcarry.com, www.govx.com, as well as our own channel and Facebook.com.

Citizen Armor is projecting to develop a nationwide dealer network of at least 5,000 by the end of 2019. The Goal is to have over 20,000 dealers selling our products in the next 5 years.

We feel that national television show will give us the national exposure we need to jump start the education to civilians as to their right to own body armor and help start our push to sign up new dealers nationwide.

We plan to take a portion of the funds raised to do other national marketing campaigns including social media pushes, YouTube influencers, radio ads, press releases and other media that we can reach our best demographics.

We believe that through these various channels and others that we can take control a substantial piece of the private armor market.

# Opportunity

## Industry

The soft body armor for police and military is very competitive and tends to have very low profit margins, yet the civilian soft body armor is virtually untouched since there has been a perception that its illegal for civilians to own armor.

More is explained in the marketing section below, but to sum things up we have markets with over 153 million potential clients, and the market is just beginning to open.

We feel like we are able to take advantage of these opportunities.

Recently we had a 10x20 booth at the NRA show and had the opportunity to show off several of our products. We have a great response from show attendees and had hundreds of people sign-up for our RTG backpack pre-sale sign-up.

After the last couple of school shooting here in the US people are warming up to the idea of needing more protection and have been checking into the possibility of personal body armor. We even had a very wealthy philanthropist call and ask if he could purchase nearly 6,000 backpack inserts for children in his school district.

The industry generally has been stagnant in developing new technology. There has not been a lot of new development. We are changing that literally every day as we find needs that have not been met.

NIJ Testing and Certification. In law enforcement they have a governing body called the National Institute of Justice (NIJ) which is the national agency in charge of certifying all body armor for law enforcement use. The Armored Citizen currently has a certified product listed on the NIJ website.

Even though civilians do not need to have the NIJ approval to purchase body armor, there is a level of comfort knowing that our armor is tested and certified to meet the most rigid of Personal Protection Equipment testing. We can manufacture armor from levels I, IIA, II, IIIA and IV.

Here are the different NIJ levels of protection that we test too:

1. Level I can resist .22 cal and .380 cal bullets          (Soft Body Armor)
2. Level IIA can resist 9mm and 40 cal bullets          (Soft Body Armor)
3. Level II can resist 9mm and .357 Sig bullets          (Soft Body Armor)
4. Level IIIA can resist .357 Sig and .44 Mag bullets          (Soft Body Armor)
5. Level III can resist 762x39 and 308          (Hard Armor plates)
6. Level IV can resist 762.51 and incendiary rounds.          (Hard Armor plates)

Note: When we change the shape of the armor to anything other than the police duty vest it cannot be NIJ certified, even though they use the same materials inside.

# Problem & Solution

## Problem Worth Solving

Most civilians do not realize that they can own body armor. With the threats increasing nearly daily, civilians are looking for ways to protect themselves and their family in convenient, low profile, and discreet ways. Typically, body armor companies have stayed away from civilian sales because many big city law enforcement agencies refuse to purchase their body armor from companies who also sell to civilians. These are the same agencies who frown upon the right of civilians to conceal carry firearms. This fact forces many body armor companies to refuse to sell to civilians. In addition, many of existing body armor manufacturers have difficulty designing civilian friendly products because their armor is bulky, heavy, hard to work with and very expensive. The Armored Citizen and its parent company ATEK Corp has developed technologies and products to solve many of these problems.

## Our Solution

The Armored Citizen has licensing agreements with its parent company ATEK Corp who has developed technology, processes and products that allow us to build custom designer armor carriers and clothing that is light weight, flexible and most of all stops bullets. We focus on the private civilian who needs this protection. We have top of the line clothing designers and manufacturers in the USA and Internationally who have helped us design our products.

Our goal is to develop ways to educate the public and our dealers as to the rights of civilians to own body armor. Our dealer network will have all the materials and tools they need to be able to educate and market to their clients.

We plan to always be on the cutting edge of technology and meeting the needs of the general civilian public.

# Target Market

## Market Size & Segments

There are three major demographic markets that we feel are the largest targets. Below are the first 3 major markets plus a few others.

First: The preparedness market. The number of individuals just in the United States that are at different degrees of preparedness is well over **68 million preparedness individuals.** These individuals are wide open to marketing. This market is virgin and has hardly been touched. We have had some success in our test markets into the preparedness markets.

Second: CCW (Carry Concealed Weapons) permit holders. Individuals that have their concealed weapons permit and/or gun enthusiasts are extremely open to the idea of armor. Most CCW permit holders are very conscientious of protecting themselves and others, and having light weight, concealable armor just makes sense. As of 2016 there are over **14.5 million concealed-carry permit holders** in the US. Just like in battles long ago, if you had just weapons and no shield, battle would be very short. There are about **79,800 FFL dealers** in the US. We plan to have over 20,000 dealers over the next 5 years.

Third: Students (K-12 and College). Since the recent shootings we have had spikes in sales and inquiries about protections for kids and adults. Our sales literally went up over 8 times the week after the Florida Shootings. We have sold a large number of backpack inserts and we know that we have not even begun to tap the market with that. There are **50.7 million kids attending school (K-12)**. There is also another **20.4 million students attending US colleges**.

As you can tell with just 3 major markets there is nearly 153.6 million potential clients.

Other market segments include private security which is over 1.4 million by itself, law enforcement and high risk jobs such as cash in transit, night clerks, etc.

# Competition

A few of our major competitors include AR500 Armor, Bullet blocker, safeguard clothing, Infidel Body Armor, Bullet Safe, Bullet Proof Me, and Gray Wolf Survival. Currently, these companies are all smaller. AR500 Armor is one of the largest suppliers. Many of these companies don't make their own armor, but have it made in China and other countries. AR500 Armor does have a small dealer network since they also sell to law enforcement. The other companies only sell to the civilian market.

## Our Advantages

We have several advantages over our competition one being, through our parent company ATEK Corp., we make all our own armor in house. We can do our own research and development right under one roof. We also have a team of experienced marketing and sales consultants ready to jump on board and go full steam ahead.

Another advantage that we have is our licensing rights to patents and technologies such as Nano-Protek, RTG backpack, Alpha Vest, and other soon to be announced patented product such as Armored Shield Glass Products, Building products, Ballistic Vehicle products and much more.

# Execution

## Marketing & Sales

### Marketing and Sales Plan

The Armored Citizen will be establishing a Nationwide and International dealer network to market and sell its products to the public and specialized niches. When possible, The Armored Citizen will utilize Distributors who are gateways to the company's targeted dealers. Our goal is to target FFL gun dealers nationwide.

Citizen Armor can sell to Military and Law Enforcement since it has an NIJ certification. We have chosen to not actively market to them and let the hundreds of other competitors fight for the already small margins. If our dealer network wishes to sell to these markets they will have the ability to do so. There is typically larger margins with smaller rural police departments.

With a planned nationwide television program we feel it will be a great way to kick off our expanded marketing plans. The show estimates to give us exposure to literally millions of viewers. The show will give us exposure to these potential customers and will also give us exposure to potential dealers and sales reps as well. The investment funds raised from the shows promotion will greatly enhance the additional marketing campaigns of the company.

Tradeshows like the NRA, gun shows, preparedness shows, and other shows give us a direct exposure to customers and our major demographics. We plan to have the company, it's dealers and sales reps to participate in as many targeted industry trade shows as possible.

Social Media and Online Influencers are becoming a major focus for Citizen Armor direct sales. The company will start using these medias to get direct sales as well as company and product branding. As the company starts getting a larger dealer network, the social media will be more used as a branding and marketing to help support the dealers and their sales. Eventually, the company will no longer sell products through its website but will direct interested buyers to the closest gun dealer to purchase Citizen Armor products. We have employed social media (mostly Facebook) in the past with a great deal of success and are developing a social media campaign to correspond with nationwide television show.

Another market Citizen Armor has tested and is working on is a new campaign working with online influencers such as YouTube influencers. These individuals have a large following on their channels and get a lot of views.

TotallyRad: https://youtu.be/JS_qP6HG3jQ

Geigerrig: https://youtu.be/9YweIIbBAVE

The Late Boy Scout: https://youtu.be/HG8Dk5FnNxE

# Operations

## Locations & Facilities

The company is leasing 2,000 square feet of office from its parent company ATEK Corp. ATEK Corp as a large warehouse-manufacturing space in Spanish Fork, Utah. ATEK's facility contains approx. 8,000 sq. ft. of office space and 38,000 sq. ft. of warehouse-manufacturing space.

## Technology

Citizen Armor has acquired licenses and marketing rights of proprietary products from its parent company, ATEK Corp. Some of these include a patented, deployable backpack module, cognitive exoskeleton vest, bullet-resistant custom jackets, coats, suits, a bullet resistant holster, specialty armor bags and many more products that are still in the R&D phase.

Citizen Armor also has the rights to sell ATEK Corp's, Nano-Protek products. Nano-Protek is a proprietary formula made of carbon Nano-tubes (CNT) and other materials that make standard aramid fibers (aka Kelvar) better in so many ways including ballistic abilities, stronger connective fibers, water resistant and extends life of aramid fibers indefinitely.

Citizen Armor works directly with ATEK Corp and its other subsidiaries for most of its manufacturing, but also has other high-quality companies that manufacture the high quality custom clothing like, suits, jackets, coats, purses, briefcases and backpacks. To begin with, the company has contracted with various U.S. manufacturers such as Condor Outdoors, Stealth Gear, and Geigerrig. These companies will be used to produce its concealed vests carriers, tactical vests carriers, backpacks, pants and holsters. As time goes on the company will search out additional suppliers both domestically and internationally.

Citizen Armor works with it's parent company ATEK Corp R&D department to help develop new products to be marketed through its distribution channels.

# Overview

## Ownership & Structure

The Armored Citizen, LLC is a Utah limited liability company and was established in May of 2017. It currently is owned 100% by ATEK Corp. The company will set aside 1,000,000 common stock of the company for the crowd funding raise. It also has agreed to give ISM 4% of the company stock prior to the offering.

# Team

## Management Team

Management of the company is as follows:

### President - Aaron K Gilbert

Mr. Gilbert has over 30 years of experience with setting up, organizing, financing and managing various businesses. In the first 20 years of his work experience he was involved with helping to finance numerous real estate and business ventures for customers. For the last 10 years, Mr. Gilbert has owned a firearms dealer business, provided firearm safety training and is currently building an armor manufacturing business.

Mr. Gilbert has been involved in all aspects of the armor business including; organization, marketing, finance, as well as product design, ordering and patenting.

### Vice President – Omer Godinet

Mr. Godinet is responsible for developing, building and supervising the manufacturing process for all Citizen Armor products. He has been involved with the R&D of several products for Citizen Armor. He has supervised and managed up to 30 production employees since being in this position.

Previous to Citizen Armor, Mr. Godinet owned his own company in the electronics industry. He specialized in the selling, installation and servicing of Car Audio and Home Audio systems including alarms, cameras, gates and doors. Mr. Godinet also has a degree from BYU in electronics and is a Certified Master Electrician and Certified Appliance Repairman.

### Secretary – Sandra A Gilbert

Mrs. Gilbert has been acting as the company Secretary in charge of organizing the corporate documents and keeping minutes at all corporate meetings. In addition, Mrs. Gilbert is a Project Manager in charge of various R&D products including the RTG Armored Backpack. She has taken this product from conception to production.

In addition, Mrs. Gilbert has been part owner of a firearms dealer and was responsible for the processing of all firearm transactions including shipping and receiving of firearms, record keeping of customer records and processing all customer background checks.

**Appendix B - RISK FACTORS**

**RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY**

**Our products are used in situations that are inherently risky.**
The products that we manufacture are typically used in applications and situations that involve high levels of risk of personal injury. Failure to use our products for their intended purposes, failure to use or care for them properly, or their malfunction, or, in some limited circumstances, even correct use of our products, could result in serious bodily injury or death.

**We may face product liability and other claims exposure for which we may not be able to obtain adequate insurance.**
In cases of product liability and other claims arising in tort, or claims for indirect and consequential loss, we may become subject to one or more product liability claims that, individually or together, could adversely affect our operations, financial condition and operating results.  These claims could be expensive to defend and require the expenditure of significant resources and we cannot guarantee that our insurance coverage would be sufficient to cover the payment of any potential claim. Any claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant expense or adverse publicity against us, could have a material adverse effect on our business, operating results and financial condition.

**We face intense competition, including competition from established players**
 The businesses we operate in are rapidly evolving and intensely competitive. Our major competitors include AR500 Armor, Bullet Blocker, Safeguard Clothing, Infidel Body Armor. AR500 Armor is one of the largest suppliers in the industry. These companies may have better financial resources, market share, longer histories, and greater brand recognition. They may secure better terms from vendors, adopt more aggressive pricing and devote more resources to technology, infrastructure, fulfillment, and marketing.

**Technological advances, the introduction of new products, and new design and manufacturing techniques could adversely affect our operations unless we are able to adapt to the resulting change in conditions.**
Our future success and competitive position depend to a significant extent upon our proprietary technology. We must make significant investments to continue to develop and refine our technologies. We will be required to expend substantial funds for and commit significant resources to the conduct of continuing research and development activities, the engagement of additional engineering and other technical personnel, the purchase of advanced design, production and test equipment, and the enhancement of design and manufacturing processes and techniques. Our future operating results will depend to a significant extent on our ability to continue to provide design and manufacturing services for new products that compare favorably on the basis of time to market, cost and performance with the design and manufacturing capabilities. The success of new design and manufacturing services depends on various factors, including utilization of advances in technology, innovative development of new solutions for customer products, efficient and cost-effective services, timely completion and delivery of new product solutions and market acceptance of customers' end products.

**Dependence on outside manufacturers and suppliers**
We depend heavily on various manufacturers and suppliers to manufacture our products and provide raw materials for producing or products. If there is any delay in delivery, or failure to meet our expectations and requirements, our business could be seriously affected. Currently, we rely on outside manufacturers and suppliers for most of our products. In the event that any of our suppliers or manufacturers should become too expensive or suffer from quality control problems or financial difficulties, we would have to find alternative sources, but we cannot guarantee that we can find alternative sources timely or at the same cost level.

**Pricing pressure from customers and competitors**
We face continuous pricing pressure from our customers and our competitors. This will affect our margins and therefore our profitability and cash flow unless we can efficiently manage our manufacturing costs and market our products based on superior quality.

**We may experience delays in completing the design and manufacture of our products**
Because of the complexity of some of our products, we may experience delays from time to time in completing the design and manufacture of new product solutions. In addition, there can be no assurance that any new product solutions will receive or maintain customer or market acceptance. If we were unable to design and manufacture solutions for new products of our customers on a timely and cost-effective basis, such inability could have a material adverse effect on our business, financial condition and results of operations.

**Intellectual property rights and proprietary rights**
Other parties also may claim that we infringe their proprietary rights, especially armored clothings very often depend on patents. We may be subject to claims and legal proceedings regarding alleged infringement by us of the intellectual property rights of third parties. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages.

**Law and regulations in the U.S.**
Our business is subject to laws and regulations in the U.S. Currently, we are indirectly benefited from the Federal law which allows the use of guns for self defense in the U.S. However, in the future, states in the U.S. may tighten controls on guns and ammunition and if this happens our business will be adversely affected. Last but not the least, our failure to comply with such laws and regulations could harm operating results and prospects.

**RISKS RELATED TO THE OFFERING**

**We determined the price of the Membership Units arbitrarily.**
The offering price of the Membership Units has been determined by management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value. We cannot assure that price of the Units is the fair market value of the Units or that investors will earn any profit on them.

**We cannot assure that we will pay dividends.**

We do not currently anticipate declaring and paying dividends to our shareholders in the near future.    It is our current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase our membership units. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our membership units, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

**You can't easily resell the securities.**

There are restrictions on how you can resell your securities. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

**Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.**

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our membership units.

# Appendix C - SHARE SUBSCRIPTION AGREEMENT

## MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT
### *of*
## THE ARMORED CITIZEN, LLC

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among The Armored Citizen, LLC, a company organized and existing under the laws of the State of Utah ("Armored Citizen" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Armored Citizen has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the membership units of Armored Citizen (the "Units") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

**1. Sale and Subscribe of the Units.**

1.1 Issue of the Units. Subject to the terms and conditions hereof, Armored Citizen hereby issues to the Subscriber, and the Subscriber hereby subscribes from Armored Citizen **[Shares Subscripted] Units**, at a Per Units Price equal to **$1.00** (the " Unit Price").

1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Armored Citizen as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the

"Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Armored Citizen 1% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Armored Citizen and such decision is based upon a review of the Form C which has been filed by Armored Citizen with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Armored Citizen in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Armored Citizen;

c. the Subscriber acknowledges and accepts the fact the owners of the Units are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Armored Citizen;

d. Armored Citizen is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Armored Citizen from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Armored Citizen and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Armored Citizen in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Armored Citizen in connection therewith;

f. the Subscriber acknowledges that Armored Citizen has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and Armored Citizen shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and Armored Citizen is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Armored Citizen (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Armored Citizen is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on Armored Citizen is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and Armored Citizen and depends on the advice of its legal and financial advisors and agrees that Armored Citizen will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and Armored Citizen; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by Armored Citizen. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Armored Citizen and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Armored Citizen to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 31 Dec 2018, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of

the State of Utah , without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents.  Subscriber acknowledges and agrees that Armored Citizen shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


## Subscriber Signature:

_____
[Signature Code: ]
**Name:** [Subscriber Legal Name]
**Email:** [Subscriber Email]
**Date:** [Date of Signing]


## Issuer Signature:

_____
**Name:** Aaron K Gilbert
**Title:** CEO
**The Armored Citizen, LLC**

# Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

THE ARMORED CITIZEN, LLC

**Reviewed Financial Statements**

December 31, 2017

**CLARK & CLARK, PC**
Certified Public Accountants

Unaudited

**Table of Contents**

Unaudited

**CLARK & CLARK** PC
Certified Public Accountants
203 East 800 South, Salt Lake City, Utah 84111
801-521-4538, staff@clarkaccountingcpa.com

## Independent Accountants' Review Report

To the Directors and Management
Armored Citizen, LLC
Spanish Fork, Utah

We have reviewed the accompanying financial statements of The Armored Citizen, LLC (a limited liability company) which comprise the balance sheet as of December 31, 2017, and the related statement of income and retained earnings, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Salt Lake City, Utah
May 24, 2018

*Clark & Clark PC*

**THE ARMORED CITIZEN, LLC**
**Balance Sheet**
December 31, 2017

**ASSETS**

**Current Assets:**

| | |
|---|---|
| Cash | $ 360 |
| Total current assets | 360 |

**Property and Equipment:**

| | |
|---|---|
| Leasehold improvements | 18,895 |
| Accumulated depreciation | (1,800) |
| Total net assets | 17,095 |

| | |
|---|---|
| Total Assets | $17,455 |

**LIABILITIES AND OWNER'S EQUITY**

**Current Liabilities:**

| | |
|---|---|
| Notes payable – related party | $37,158 |
| Total current liabilities | 37,158 |

**Owner's Equity:**

| | |
|---|---|
| Retained earnings (deficit) | (19,703) |
| Total owner's equity | (19,703) |

| | |
|---|---|
| Total Liabilities and Members' Equity | $17,455 |

Unaudited

**THE ARMORED CITIZEN, LLC**
**Statement of Income and Changes in Equity**
For the Year Ending December 31, 2017

**OPERATING INCOME:**

| | |
|---|---|
| Gross Sales | $362,296 |
| Cost of Goods Sold | 197,073 |
| Gross Profit | 165,223 |

**OPERATING EXPENSES:**

| | |
|---|---|
| Advertising | 1,702 |
| Automobile | 6,077 |
| Bank charges | 589 |
| Depreciation | 1,800 |
| Computer and internet | 107 |
| Meals and entertainment | 926 |
| Professional Fees | 38,855 |
| Rent | 11,620 |
| Research and development | 4,398 |
| Salaries and wages | 102,509 |
| Supplies | 6,497 |
| Taxes and Licenses | 8,848 |
| Travel | 680 |
| Utilities | 318 |
| Total Operating Expenses | 184,926 |
| | |
| Net Loss | $(19,703) |

**STATEMENT OF CHANGES IN EQUITY**

| | |
|---|---|
| Beginning Retained Earnings | $  -0-  - |
| Net loss | (19,703) |
| Ending balance December 31, 2017 | $(19,703) |

*See Independent Accountants' Review Report*
-3-

Unaudited

**THE ARMORED CITIZEN, LLC**
**Statement of Cash Flows**
For the Year Ending December 31, 2017

**CASH FLOWS FROM OPERATING ACTIVITIES:**

| | |
|---|---:|
| Net loss | $(19,703) |
| Adjustments to reconcile net income to | |
| net cash provided by operating activities: | |
| Depreciation | 1,800 |
| Changes in assets and liabilities: | |
| (Increase) decrease in: | -0- |
| Net cash used by operating activities | (17,903) |

**CASH FLOW USED BY INVESTING ACTIVITIES:**

| | |
|---|---:|
| Purchase of leasehold improvements | (18,895) |

**CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:**

| | |
|---|---:|
| Proceeds from issuance of notes payable – related party | 37,058 |
| Increase in cash and cash equivalents | $   260 |
| | |
| Cash and cash equivalents beginning of year | $100 |
| Decrease in cash and cash equivalents | 260 |
| Cash and cash equivalents at end of year | $360 |
| | |
| Supplemental disclosure of cash flow information: | |
| Cash paid during the year for interest | $  -0- |

Unaudited

**THE ARMORED CITIZEN, LLC**
**Notes to Financial Statements**
December 31, 2017

**NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES**

A. ***Organization and Activities –*** The Armored Citizen, LLC (hereafter referred to as the Company) was organized as a limited liability company under the laws of the State of Utah on May 19, 2017. The Company is engaged in the manufacturing and selling of body armor for citizens throughout the United States. The company is a subsidiary of ATEK Defense Systems, LLC, a Utah Limited Limited Liability Company.

B. ***Basis of Accounting –*** For accounting and reporting purposes the Company's financial activities are accounted for using the accrual basis of accounting as required under generally accepted accounting principles.

C. ***Cash and Cash Equivalents -*** For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

D. ***Property and Equipment -*** Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to seven years.

E. ***Income Taxes -*** The Company is not a tax paying entity for Federal or State tax purposes as it is part of a tax return which combines entities for tax reporting purposes.

F. ***Accounting Estimates*** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimated by management.

**NOTE 2 – LINE OF CREDIT – RELATED PARTY**

A related Company owned by the same shareholder has provided to the Company revolving line of credit in the amount of $200,000 pursuant to an agreement dated May 20, 2017. The line of credit bears interest at 4% per annum and provides for advances on an as needed basis. The note provides that the lender can call the note due and payable upon notice. The unpaid balance of the note payable was $37,158 as of December 31, 2017.

**NOTE 3 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events from the balance sheet date through May 24, 2018, the date which the financial statement were available to be issued and determined that there are not additional events requiring adjustment to or disclosure in these financial statements.